SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Launches WAP Version of Israel's Largest Gaming Site for Partner Customers dated March 4, 18, 2004.

                                                                          Item 1

Internet Gold Launches WAP Version of Israel's Largest Gaming Site for Partner Customers

Thursday March 4, 10:42 am ET

PETACH TIKVA, Israel, March 4 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) in an initial Web-games collaboration with Israeli cellular provider Partner Communications Company Ltd. ("Partner"), operating the orange(TM) network in Israel, announced the launch of a WAP version of its gaming site, www.Vgames.co.il, for Partner's cellular customers.

The site adapts all the content of the original Vgames site from the day it was launched in October 1999 . Partner's customers can now enjoy updated reviews and news about games; information about expected releases of video and computer games; tips and hints for playing games and a search engine indexed by game names.

The WAP version of the Vgames site is a first collaboration between the Partner's media and content department and Internet Gold's Vgames, the leading Israeli gaming site. Gold Mind, Internet Gold's wholly owned subsidiary specializing in development and sales of value added services and rich Internet content, operates the sites.

Internet Gold's CEO, Eli Holtzman, commented, "We are enthusiastic about this collaboration with Partner which enables their cellular customers to enjoy the rich content of www.Vgames.co.il. Internet Gold was the first to recognize the potential for a gaming site in Israel and established Vgames in 1999. This adaptation of Vgames to WAP for Partner's large and growing customer base will strengthen both the Vgames brand and Internet Gold's reputation for providing innovative value-adding services.

"We are also pleased with Gold Mind's success in generating revenues from a number of avenues and achieving eight consecutive profitable quarters. We plan to broaden our selection of services, and we are confident that this profitable subsidiary, as all Internet Gold's wholly owned subsidiaries, will continue to contribute to the group's financial strength."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind, focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com .

About Partner Communications

Partner Communications Company Ltd is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wire free applications under the preferred orange(TM) brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to over two million subscribers in Israel. Partner subscribers can use roaming services in 128 destinations using 289 GSM networks. The Company has been awarded a 3G license in 2002. Partner's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange
(TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il .

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il
     Or
     Mrs. Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                               (Registrant)



                                           By /s/Eli Holtzman
                                              ---------------
                                              Eli Holtzman
                                              Chief Executive Officer




Date:  March 4, 2004